Exhibit 12(b)

July 14, 2017

RidgeWorth Funds, a Massachusetts business trust

   on behalf of RidgeWorth Moderate Allocation Strategy

3333 Piedmont Road, Suite 1500

Atlanta, Georgia 30305

Virtus Asset Trust, a Delaware statutory trust

   on behalf of Virtus Growth Allocation Strategy Fund

101 Munson Street

Greenfield, Massachusetts 01301

Re:	Acquisition of Assets of RidgeWorth Moderate Allocation Strategy

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of the transaction described below.

Parties to the Transaction

RidgeWorth Moderate Allocation Strategy (“Target Fund”) is a series of RidgeWorth Funds, a Massachusetts business trust (“RidgeWorth Funds”).

Virtus Growth Allocation Strategy Fund (“Acquiring Fund”) is a series of Virtus Asset Trust, a Delaware statutory trust (the “Trust”).

Description of Proposed Transaction

In the proposed transaction (the “Reorganization”), Acquiring Fund will acquire all of the assets of Target Fund in exchange for shares of Acquiring Fund of equivalent value and the assumption of the liabilities of Target Fund. Target Fund will then liquidate and distribute all of the Acquiring Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in Target Fund, in complete redemption of all outstanding shares of Target Fund, and promptly thereafter will proceed to dissolve.

Scope of Review and Assumptions

In rendering our opinion, we have reviewed and relied upon the Form of Agreement and Plan of Reorganization among the Trust, with respect to the Acquiring Fund, RidgeWorth Funds, with respect to the Target Fund, Virtus Investment Partners, Inc. and RidgeWorth Capital Management LLC (the “Reorganization Agreement”) dated as of May 30, 2017 which is enclosed as Exhibit A in proxy materials for a series of Special Meetings of Shareholders held May 9, 2017, May 30, 2017, June 20, 2017, June 23, 2017 and June 30, 2017 which describes the proposed transaction, and on the information provided in such proxy materials. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of each Reorganization. We further assume that each transaction will be carried out in accordance with the Reorganization Agreement.

RidgeWorth Funds, a Massachusetts business trust

   on behalf of RidgeWorth Moderate Allocation Strategy

Virtus Asset Trust, a Delaware statutory trust

   on behalf of Virtus Growth Allocation Strategy Fund

July 14, 2017

Representations

Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of Target Fund and Acquiring Fund, and we have without independent verification relied upon such representations in rendering our opinions.

Opinions

Based on and subject to the foregoing, and on our examination of the legal authority we have deemed to be relevant, we have the following opinions:

1.       The transfer of all of the assets of Target Fund in exchange for shares of Acquiring Fund and assumption by Acquiring Fund of the liabilities of Target Fund followed by the distribution of said Acquiring Fund shares pro rata to the shareholders of Target Fund in liquidation of Target Fund will constitute a “reorganization” within the meaning of § 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and Acquiring Fund and Target Fund will each be “a party to a reorganization” within the meaning of § 368(b) of the Code.

2.       No gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund solely in exchange for Acquiring Fund shares and the assumption by Acquiring Fund of the liabilities of Target Fund.

3.       No gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund shares and the assumption by Acquiring Fund of the liabilities of Target Fund, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an Asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code; and no gain or loss will be recognized by Target Fund upon the distribution of such Acquiring Fund shares to the shareholders of Target Fund in exchange for their Target Fund shares.

4.       No gain or loss will be recognized by the shareholders of Target Fund upon the exchange of their Target Fund shares for Acquiring Fund shares in liquidation of Target Fund.

5.       The aggregate tax basis of the Acquiring Fund shares received by each shareholder of Target Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares received by each shareholder of Target Fund will include the period during which the Target Fund shares exchanged therefor were held by such shareholder (provided the Target Fund shares were held as a capital asset on the date of the Reorganization).

RidgeWorth Funds, a Massachusetts business trust

   on behalf of RidgeWorth Moderate Allocation Strategy

Virtus Asset Trust, a Delaware statutory trust

   on behalf of Virtus Growth Allocation Strategy Fund

July 14, 2017

6.       The tax basis in the hands of the Acquiring fund of each asset acquired by Acquiring Fund in the Reorganization will be the same as the tax basis of such asset in the hands of the Target Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer.

7.        The holding period of each asset acquired by the Acquiring Fund in the Reorganization, other than an asset with respect to which gain or loss is required to be recognized by reason of the Reorganization, will include in each instance the period during which such asset was held by the Target Fund (except where the investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to such asset).

8.       Acquiring Fund will succeed to and take into account the capital loss carryovers of Target Fund described in section 381(c) of the Code. The Acquiring Fund will take any such capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Section 8.7 of the Reorganization Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to the use of our name and any reference to our firm in such Registration Statement or in the prospectus/proxy statement constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Sullivan & Worcester LLP

SULLIVAN & WORCESTER LLP